                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]      For the fiscal year ended December 31, 1997.

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

[ ]      For the transition period from _______to _______.

                        Commission file number: 000-21640
                                                ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        STATION CASINOS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STATION CASINOS, INC.
                             2411 WEST SAHARA AVENUE
                               LAS VEGAS, NV 89102

                        STATION CASINOS, INC. 401(k) PLAN


                          INDEX TO FINANCIAL STATEMENTS

                                                                             Page
                                                                             ----
         Report of Independent Public Accountants                              3

         Statements of Net Assets Available for Plan Benefits as
         of December 31, 1997 and 1996                                        4-5

         Statement of Changes in Net Assets Available for Plan
         Benefits for the Year Ended December 31, 1997                         6

         Notes to Financial Statements                                        7-11

         Schedules:

         I.       Schedule of Assets Held for Investment
                  Purposes as of December 31, 1997                             12

         II.      Schedule of Reportable Transactions for the
                  Year Ended December 31, 1997                                 13

         Signature                                                             14

         Exhibit Index                                                         15

         Exhibit 23.1                                                          16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Station Casinos, Inc. 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                         ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 24, 1998

                              STATION CASINOS, INC.
                                   401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1997


                                            STRATEGIC      OPPORT-                                   EQUITY       CONSTEL-
                                             INCOME         UNITY          VALUE      INVESTORS      GROWTH        LATION
                                              FUND          FUND           FUND          FUND         FUND          FUND
                                           -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $ 1,207,028   $        --   $        --   $        --   $        --   $        --
Oppenheimer Quest Opportunity Value Fund            --     1,613,620            --            --            --            --
AIM Value Fund                                      --            --     1,118,827            --            --            --
Fundamental Investors Fund                          --            --            --     5,727,176            --            --
Fidelity Advisor Equity Growth Fund                 --            --            --            --     2,944,762            --
AIM Constellation Fund                              --            --            --            --            --     2,106,006
Morley Capital Stable Value Fund                    --            --            --            --            --            --
Money Market Fund                                   --            --            --            --            --            --
Station Casinos, Inc. Common Stock Fund             --            --            --            --            --            --
Loan Account                                        --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------
     Total Investments                       1,207,028     1,613,620     1,118,827     5,727,176     2,944,762     2,106,006
                                           -----------   -----------   -----------   -----------   -----------   -----------

RECEIVABLES:
Employee Contributions                          53,713        77,470        46,675        73,414        63,096        69,866
Employer Contributions                           6,989         9,710         5,519         9,061         7,763         8,542
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                                60,702        87,180        52,194        82,475        70,859        78,408
                                           -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $ 1,267,730   $ 1,700,800   $ 1,171,021   $ 5,809,651   $ 3,015,621   $ 2,184,414
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                          STN
                                             STABLE         MONEY        COMMON
                                              VALUE         MARKET        STOCK         LOAN
                                               FUND          FUND         FUND         ACCOUNT        TOTAL
                                           -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $        --   $        --   $        --   $        --   $ 1,207,028
Oppenheimer Quest Opportunity Value Fund            --            --            --            --     1,613,620
AIM Value Fund                                      --            --            --            --     1,118,827
Fundamental Investors Fund                          --            --            --            --     5,727,176
Fidelity Advisor Equity Growth Fund                 --            --            --            --     2,944,762
AIM Constellation Fund                              --            --            --            --     2,106,006
Morley Capital Stable Value Fund             3,049,373            --            --            --     3,049,373
Money Market Fund                                   --       182,566            --            --       182,566
Station Casinos, Inc. Common Stock Fund             --            --       883,733            --       883,733
Loan Account                                        --            --            --     1,103,381     1,103,381
                                           -----------   -----------   -----------   -----------   -----------
     Total Investments                       3,049,373       182,566       883,733     1,103,381    19,936,472
                                           -----------   -----------   -----------   -----------   -----------

RECEIVABLES:
Employee Contributions                          56,538        29,816            --            --       470,588
Employer Contributions                           7,648         3,784            --            --        59,016
                                           -----------   -----------   -----------   -----------   -----------
                                                64,186        33,600            --            --       529,604
                                           -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $ 3,113,559   $   216,166   $   883,733   $ 1,103,381   $20,466,076
                                           ===========   ===========   ===========   ===========   ===========









         The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1996


                                            STRATEGIC      OPPORT-                                   EQUITY        CONSTEL-
                                             INCOME         UNITY         VALUE       INVESTORS      GROWTH         LATION
                                              FUND          FUND           FUND          FUND         FUND           FUND
                                           -----------   -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $   813,895   $        --   $        --   $        --   $        --   $        --
Oppenheimer Quest Opportunity Value Fund            --       856,713            --            --            --            --
AIM Value Fund                                      --            --       623,839            --            --            --
Fundamental Investors Fund                          --            --            --     4,642,852            --            --
Fidelity Advisor Equity Growth Fund                 --            --            --            --     2,252,791            --
AIM Constellation Fund                              --            --            --            --            --     1,502,594
Morley Capital Stable Value Fund                    --            --            --            --            --            --
Money Market Fund                                   --            --            --            --            --            --
Station Casinos, Inc. Common Stock Fund             --            --            --            --            --            --
Loan Account                                        --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------
     Total Investments                         813,895       856,713       623,839     4,642,852     2,252,791     1,502,594
                                           -----------   -----------   -----------   -----------   -----------   -----------

RECEIVABLES:
Employee Contributions                          12,981        40,275        14,809        47,122        37,454        23,099
Employer Contributions                           1,662         5,155         1,849         5,779         4,486         2,743
                                           -----------   -----------   -----------   -----------   -----------   -----------
                                                14,643        45,430        16,658        52,901        41,940        25,842
                                           -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $   828,538   $   902,143   $   640,497   $ 4,695,753   $ 2,294,731   $ 1,528,436
                                           ===========   ===========   ===========   ===========   ===========   ===========

                                                                           STN
                                              STABLE       MONEY          COMMON
                                               VALUE       MARKET         STOCK         LOAN
                                               FUND         FUND           FUND        ACCOUNT        TOTAL
                                           -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $        --   $        --   $        --   $        --   $   813,895
Oppenheimer Quest Opportunity Value Fund            --            --            --            --       856,713
AIM Value Fund                                      --            --            --            --       623,839
Fundamental Investors Fund                          --            --            --            --     4,642,852
Fidelity Advisor Equity Growth Fund                 --            --            --            --     2,252,791
AIM Constellation Fund                              --            --            --            --     1,502,594
Morley Capital Stable Value Fund             2,738,170            --            --            --     2,738,170
Money Market Fund                                   --       173,882            --            --       173,882
Station Casinos, Inc. Common Stock Fund             --            --       583,906            --       583,906
Loan Account                                        --            --            --       795,167       795,167
                                           -----------   -----------   -----------   -----------   -----------
     Total Investments                       2,738,170       173,882       583,906       795,167    14,983,809
                                           -----------   -----------   -----------   -----------   -----------

RECEIVABLES:
Employee Contributions                          20,383        11,706            --            --       207,829
Employer Contributions                           2,607         1,469            --            --        25,750
                                           -----------   -----------   -----------   -----------   -----------
                                                22,990        13,175            --            --       233,579
                                           -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $ 2,761,160   $   187,057   $   583,906   $   795,167   $15,217,388
                                           ===========   ===========   ===========   ===========   ===========






         The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                            STRATEGIC         OPPORT-                                         EQUITY
                                              INCOME          UNITY            VALUE        INVESTORS         GROWTH
                                               FUND            FUND            FUND            FUND            FUND
                                           ------------    ------------    ------------    ------------    ------------
CONTRIBUTIONS:
Employee Contributions                     $    422,621    $    665,497    $    386,993    $    670,241    $    590,411
Employer Contributions                           51,741          77,853          45,890          78,541          64,638
                                           ------------    ------------    ------------    ------------    ------------
                                                474,362         743,350         432,883         748,782         655,049
                                           ------------    ------------    ------------    ------------    ------------

INVESTMENT INCOME:
Net Unrealized Appreciation
  in Market Value of Investments                 35,699         137,039          36,554         439,804         165,974
Net Realized Appreciation (Depreciation)
  in Market Value of Investments                  3,032          33,139          23,688         122,420          73,351
Interest and Dividend Income                     68,261          29,825         114,679         684,050         322,270
                                           ------------    ------------    ------------    ------------    ------------
                                                106,992         200,003         174,921       1,246,274         561,595
                                           ------------    ------------    ------------    ------------    ------------


BENEFIT AND OTHER PAYMENTS                     (136,653)       (194,679)        (88,311)       (674,684)       (388,637)

OTHER ACTIVITY:
Net Interfund Transfers                          14,942          71,268          32,047         (81,246)        (16,542)
Loan Activity                                   (20,451)        (21,285)        (21,016)       (125,228)        (90,575)
                                           ------------    ------------    ------------    ------------    ------------

NET INCREASE                                    439,192         798,657         530,524       1,113,898         720,890

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
     Beginning of Year                          828,538         902,143         640,497       4,695,753       2,294,731
                                           ------------    ------------    ------------    ------------    ------------
     End of Year                           $  1,267,730    $  1,700,800    $  1,171,021    $  5,809,651    $  3,015,621
                                           ============    ============    ============    ============    ============


                                                                                            STN
                                             CONSTEL-        STABLE         MONEY          COMMON
                                              LATION          VALUE         MARKET          STOCK          LOAN
                                               FUND           FUND           FUND            FUND         ACCOUNT        TOTAL
                                           ------------   ------------   ------------   ------------   ------------   ------------
CONTRIBUTIONS:
Employee Contributions                     $    654,333   $    587,832   $         --   $    295,385   $         --   $  4,273,313
Employer Contributions                           75,159         66,843             --         35,563             --        496,228
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                                729,492        654,675             --        330,948             --      4,769,541
                                           ------------   ------------   ------------   ------------   ------------   ------------

INVESTMENT INCOME:
Net Unrealized Appreciation
  in Market Value of Investments                 21,944        142,416             --         62,001             --      1,041,431
Net Realized Appreciation (Depreciation)
  in Market Value of Investments                 43,969         17,540             --        (21,551)            --        295,588
Interest and Dividend Income                    153,739          5,087             --             --         67,565      1,445,476
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                                219,652        165,043             --         40,450         67,565      2,782,495
                                           ------------   ------------   ------------   ------------   ------------   ------------


BENEFIT AND OTHER PAYMENTS                     (208,274)      (396,261)       (62,988)       (28,040)      (124,821)    (2,303,348)

OTHER ACTIVITY:
Net Interfund Transfers                         (34,790)       (24,096)        70,352        (31,935)            --             --
Loan Activity                                   (50,102)       (46,962)        21,745        (11,596)       365,470             --
                                           ------------   ------------   ------------   ------------   ------------   ------------

NET INCREASE                                    655,978        352,399         29,109        299,827        308,214      5,248,688

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
     Beginning of Year                        1,528,436      2,761,160        187,057        583,906        795,167     15,217,388
                                           ------------   ------------   ------------   ------------   ------------   ------------
     End of Year                           $  2,184,414   $  3,113,559   $    216,166   $    883,733   $  1,103,381   $ 20,466,076
                                           ============   ============   ============   ============   ============   ============




         The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following description of the Station Casinos, Inc. 401(k) Plan (the "Plan") provides only general information of the Plan which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a qualified, contributory defined contribution plan covering all non-bargaining unit employees of Station Casinos, Inc. (the "Company") who have completed 1,000 hours of service during a single year and have attained the age of 21.

         CONTRIBUTIONS, VESTING AND ALLOCATION

         Participants may make contributions to the Plan of any amount up to 15% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 25% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:

                  VESTING SERVICE           VESTING %
                  ---------------           ---------
                  Less than 1 year                0

                  1 year                         20

                  2 years                        40

                  3 years                        60

                  4 years                        80

                  5 or more years               100

         Each year the Company may make an additional discretionary contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

         All contributions are invested in multiples of 1% as designated by the participant. A participant, however, may only invest 20% of his or her account balance in the Station

         Casinos, Inc. Common Stock Fund. Each day the plan trustee will determine the value of all assets in each investment fund. The daily net gain or loss on the assets in each investment fund is determined and any such gain or loss is allocated to the accounts of participants in proportion to the amount of each participant's investment in the investment fund.

         During the plan year the following separate elective investment funds were available for the purpose of investing contributions. The funds are as follows:

         a.       DREYFUS STRATEGIC INCOME FUND

         This investment fund's goal is to maximize current income by investing principally in debt securities of domestic and foreign issuers. At least 65% of the funds total assets ordinarily will be invested in debt securities, such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stocks, of domestic and foreign issues. The fund is managed by The Dreyfus Corporation.

         b.       OPPENHEIMER QUEST OPPORTUNITY VALUE FUND

         This investment fund's goal is to obtain growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon the investment advisor's assessment of the relative values of each investment under prevailing market conditions. The Oppenheimer Quest Opportunity Value Fund will invest primarily in common stocks and securities convertible into common stock. The fund is managed by Oppenheimer Management Corporation.

         c.       AIM VALUE FUND

         This investment fund's goal is to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. This fund is managed by AIM Advisors, Inc.

         d.       FUNDAMENTAL INVESTORS FUND

         This investment fund's goal is to increase its shareholders' capital and income return over time. The fund strives to accomplish this goal by investing primarily in a diversified portfolio of common stocks, or securities convertible into common stocks. This fund is managed by Capital Research and Management Company.

         e.       FIDELITY ADVISOR EQUITY GROWTH FUND

         This investment fund's goal is to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth. It will be invested in the securities of smaller, lesser known companies, as well as medium and larger sized companies. An active management style is designed to capitalize on market opportunities and to secure gains. This fund is managed by Fidelity Investments.

         f.       AIM CONSTELLATION FUND

         This investment fund's goal is to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies. This fund is managed by AIM Advisors, Inc.

         g.       MORLEY CAPITAL STABLE VALUE FUND

         This investment fund's goal is to provide a consistent rate of return while preserving capital and minimizing risk. The fund consists of assets whose principal value remains stable regardless of stock and bond market fluctuations. These instruments include investment contracts issued by insurance companies and other financial institutions. This fund is managed by Morley Capital Management, Inc.

         h.       STATION CASINOS, INC. COMMON STOCK FUND

         Amounts in this investment fund are invested in an unsegregated fund holding shares of common stock of Station Casinos, Inc. Separate accounts are established to record each participant's interest in this investment fund. Dividends or other distributions to common stock shareholders will be used by the plan trustee to acquire additional shares of common stock for the participants of the Station Casinos, Inc. Common Stock Fund. Any brokerage commissions or similar charges in connection with the purchase or sale of shares of company stock under the Station Casinos, Inc. Common Stock fund will be reflected in the number of shares purchased or the proceeds from common stock sold.

         i.      MONEY MARKET FUND

         This fund invests amounts in The Dreyfus Worldwide Dollar Fund, a money market fund managed by The Dreyfus Corporation. The fund acts as a holding account for contributions to the Station Casinos, Inc. Common Stock Fund until such transactions are settled.

         PARTICIPANT ACCOUNTS

         The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company. Forfeitures shall be first used to reinstate prior forfeitures of participants who return to the employment of the Company and then are used to reduce future employer contributions to the Plan. Forfeitures for the year ended December 31, 1997 were $38,376.

         PAYMENT OF BENEFITS

         Upon normal retirement or death, vested benefits from the Plan may be made in either the form of a lump sum cash payment of the participant's account or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary.

         Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

         Participants may withdraw from their account once they have attained age 59 1/2. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

         ADMINISTRATION

         The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       BASIS OF PRESENTATION

                  The financial statements of the Plan are maintained on an accrual basis.

         b.       PLAN EXPENSES

                  Legal, management trust, administrative and accounting expenses are paid by the trust fund if not paid by the Company. Payment of such fees are directed by the Administrative Committee.

         c.       INVESTMENTS

                  Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

         d.       PARTICIPANT LOANS

                  Subject to the rules and limitations contained in the Plan, a participant is able to request a loan for an amount equal to as much as $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 1997 and 1996 there were outstanding participant loans in the amount of $1,103,381 and $795,167, respectively, which approximates the fair value of the loans. The participant loans bear interest at prime plus 1%, which for the year ended December 31, 1997 ranged from 9.25% to 9.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

3.       BENEFITS PAYABLE

         Benefits payable as of December 31, 1997 and 1996 were $0 and $49,889, respectively. These amounts are included in net assets available for plan benefits in the accompanying statements of net assets available for plan benefits.

4.       TRUSTEE AND TRUST AGREEMENT

         As of December 31, 1997 and 1996, the assets of the Plan were held by The Riggs National Bank of Washington, D.C. (the "Trustee") under a Trust Agreement dated December 18, 1995. Among other duties, the Trustee receives the employee's contributions, invests the trust funds, and makes payments to plan participants as directed by the Administrative Committee. The recordkeeping function of the Plan is performed by Buck Consultants.

5.       INCOME TAX STATUS OF THE PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Plan is qualified and the Trust established under the

         Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

7.       SUBSEQUENT EVENT

         On January 16, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger"), as amended, with Crescent Real Estate Equities Company, a Texas real estate investment trust. Upon consummation of the Merger, the Station Casinos, Inc. Common Stock Fund will no longer be available to participants.

                              STATION CASINOS, INC.
                                   401(k) PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997
                                 EIN# 88-0231933

                                   SCHEDULE I

                                                      NUMBER                            MARKET
                                                     OF UNITS           COST            VALUE
                                                 --------------   --------------   --------------
DREYFUS STRATEGIC INCOME FUND                            80,680   $    1,161,829   $    1,207,028
      The Dreyfus Corporation
OPPENHEIMER QUEST OPPORTUNITY VALUE FUND                 45,866        1,466,405        1,613,620
      Oppenheimer Management Corporation
AIM VALUE FUND                                           34,510        1,072,276        1,118,827
      AIM Advisors, Inc.
FUNDAMENTAL INVESTORS FUND                              209,016        5,164,142        5,727,176
      Capital Research and Management Company
FIDELITY ADVISOR EQUITY GROWTH FUND                      63,684        2,711,550        2,944,762
      Fidelity Investments
AIM CONSTELLATION FUND                                   79,833        2,053,607        2,106,006
      AIM Advisors, Inc.
MORLEY CAPITAL STABLE VALUE FUND                        240,945        2,858,275        3,049,373
      Morley Capital Management, Inc.
MONEY MARKET FUND                                       183,115          183,115          182,566

STATION CASINOS, INC. COMMON STOCK FUND*                 86,743          964,678          883,733

LOAN ACCOUNT (9.25% - 9.50%)                          1,103,381        1,103,381        1,103,381
                                                                  --------------   --------------

                                                                  $   18,739,258   $   19,936,472
                                                                  ==============   ==============


*  Party in interest

                              STATION CASINOS, INC.
                                   401(k) PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 EIN# 88-0231933

                                   SCHEDULE II

                                                             PURCHASES                              SALES
                                                     -----------------------   -------------------------------------------------
                                                       NUMBER                   NUMBER
                                                      OF TRANS-                OF TRANS-                  ORIGINAL        GAIN
                                                       ACTIONS       COST       ACTIONS      PROCEEDS       COST         (LOSS)
                                                     ----------   ----------   ----------   ----------   ----------   ----------
DREYFUS STRATEGIC INCOME FUND                               212   $  600,246          350   $  246,137   $  240,906   $    5,231

OPPENHEIMER QUEST OPPORTUNITY VALUE FUND                    338      951,140          328      353,901      261,057       92,844

AIM VALUE FUND                                              236      652,725          296      218,059      178,428       39,631

FUNDAMENTAL INVESTORS FUND                                  306    1,633,640          436    1,111,871      937,901      173,970

FIDELITY ADVISOR EQUITY GROWTH FUND                         257    1,109,922          440      655,973      543,226      112,747

AIM CONSTELLATION FUND                                      255    1,011,033          417      473,585      402,731       70,854

MORLEY CAPITAL STABLE VALUE FUND                            220      907,961          458      755,967      715,730       40,237

MONEY MARKET FUND                                           677      509,312          352      489,697      489,697           --

STATION CASINOS, INC. COMMON STOCK FUND                      25      358,048           57      111,932      195,382      (83,450)

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 26, 1998                 STATION CASINOS, INC. 401(k) PLAN


                                     By: /s/ GLENN C. CHRISTENSON
                                        -----------------------------------
                                        Glenn C. Christenson
                                        Executive Vice President,
                                        Chief Financial Officer,
                                        Chief Administrative Officer,
                                        Treasurer and Director (Principal
                                        Financial and Accounting Officer)

                                  EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------
23.1                       Consent Of Independent Public Accountants